

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Alan R. Blair
Principal Executive Officer
REI Capital Growth LLC
970 Summer Street
Stamford, CT 06905

> **Re: REI Capital Growth LLC**
> **Offering Statement on Form 1-A**
> **Filed May 29, 2024**
> **File No. 024-12441**

Dear Alan R. Blair:

 We have reviewed your offering statement and have the following comments.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

General

1.   We note your disclosure on page 9 that after the initial period, the per share purchase price for this offering will be adjusted to be no less than your NAV per Share and your references elsewhere to filing pricing supplements. We also note your disclosure that you are not a REIT. It appears you are attempting to conduct an at the market offering which is not permitted under Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.

Management's Discussion and Analysis of Financial Condition, page 31

2.   We note your disclosure that the fund hopes to achieve an initial annual increase of Fund net asset values of eight to nine percent (8% - 9%). We also note similar statements on your website that project a 9% annual cash on cash return as well as years to projected first and second doubling of the investors' money. Please delete these statements. Management must have a reasonable basis for all projections. Refer to section (b) of Part II of Form 1-A and Rule 175 under the Securities Act 1933. In light of your lack of operating history and the lack of factors upon which such projections may be

formed, it appears that you do not have a reasonable basis for these statements.

<u>Investment Policies of the Fund, page 34</u>

3.   Please provide a prior performance narrative and prior performance tables as referenced in Industry Guide 5. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jamie Ostrow, Esq.